May 29, 2012
QMM: NYSE MKT
QTA: TSX
VENTURE
NR-12-12

QUATERRA AND GRANDE PORTAGE FILE HERBERT GLACIER
NI43-101-COMPLIANT TECHNICAL REPORT ON SEDAR

VANCOUVER, B.C. — Quaterra Resources Inc. (TSX-V: QTA, NYSE MKT: QMM) and its joint venture partner Grande Portage Resources Ltd. (TSX-V GPG) today announced they have filed with SEDAR a Canadian National Instrument 43-101-compliant technical report on the Herbert Glacier Gold Project located near Juneau, Alaska.

The Report was prepared by Yukuskokon Professional Services, LLC of Wasilla, Alaska. It follows the first independent resource estimate for the Herbert Glacier announced in a news release on April 16, 2012, and prepared by Yukuskokon. The technical report also includes a description of the project history, geology, mineralization, drilling, sampling procedures and laboratory Quality Assurance/Quality Control procedures, as well as recommendations. There are no material differences between the mineral resource estimates in the technical report and the April news release.

The Qualified Persons for the Yukuskokon technical report are Mr. William Burnett, P.Geo., and Dr. Nicholas Van Wyck, P.Geo. Mr. Burnett and Dr. Van Wyck are independent of Quaterra and Grande Portage and are Qualified Persons as defined by NI43-101, and are responsible for the content of this press release.

The complete NI43-101-compliant technical report is available at www.sedar.com and on the companies’ respective websites.

Shares issued

Quaterra has issued 34,090 shares to Roman Friedrich & Company Ltd. at a deemed price of $0.44 per share in consideration of certain financial and advisory services provided to the Company pursuant to an agreement dated April 15, 2011.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure note
The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stopes at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.